UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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SCHEDULE 14F-1

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Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934

and Rule 14f-1 thereunder

HOTEL OUTSOURCE MANAGEMENT INTERNATIONAL, INC.

 (Exact name of registrant as specified in its corporate charter)

Delaware	6719	13-4167393
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

Brumby Centre, Lot 42, Jalan Muhibbah, 87000, Labuan F.T., Malaysia (Address of principal executive offices)

852-59331214 (Issuer's telephone number, including area code)

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NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHODLERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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HOTEL OUTSOURCE MANAGEMENT INTERNATIONAL, INC.

Brumby Centre, Lot 42,

Jalan Muhibbah, 87000,

Labuan F.T., Malaysia

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

INTRODUCTION

This Information Statement is being sent to you pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and rule 14f-1 promulgated thereunder, in connection with an anticipated change in the members of the Board of Directors (the “Board”) of HOTEL OUTSOURCE MANAGEMENT INTERNATIONAL, INC.  (the “Company”),  a Delaware Corporation as a result of the completion of a stock purchase by and between RichCorp Holdings Ltd. (the “Buyer”) and certain sellers (the “Sellers”).

This Information Statement is being mailed on or before December 12, 2014, to all persons who are holders of record of the Company's common stock as of December 10, 2014.  The information included in this Information Statement regarding the persons designated to become directors of the Company as a result of the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  HOWEVER, NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

Terms of Transaction

On November 25, 2014, the Company approved and acknowledged a Stock Purchase Agreement, entered into by and between certain shareholders of the Company, as Sellers, and RichCorp Holdings Ltd., a Samoa corporation, as Buyer, pursuant to which the Buyer purchased from the Sellers a total of 2,308,343 shares of common stock in the Company.

In conjunction with the share purchase transaction between the Sellers and the Buyer, on November 25, 2014, Mr. Avraham Bahry, the Company’s sole officer and director, resigned from his respective positions as the President, Chief Executive Officer and Chief Financial Officer of the Company.  His resignation was not due to a disagreement with the Company.   Mr. Bahry did not resign his position as a member of the board of directors.

On November 25, 2014, the board of directors of the Company appointed Dato’ Eddy Kok Seng Yeap as both a director of the Company, and as the Company’s President, Chief Executive Officer and Chief Financial Officer. Dato’ Eddy Kok Seng Yeap does not have any employment agreements with the Company.

In addition to the foregoing changes to the management of the Company, the nominee listed below will be appointed to the Board of Directors of the Company, and Mr. Bahry will resign as a director of the

Company on or about December 22, 2014 which is 10 days after the date of mailing of this Information Statement to the shareholders of record of the Company.

VOTING SECURITIES OF THE COMPANY

As of December 10, the Company had 2,949,484 shares issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders of the Company. As a result of the closing of the stock purchase transaction discussed herein RichCorp Holdings Ltd. became the owner of approximately 78.3% of the issued and outstanding common stock of the Company.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the current executive directors, executive officers and  non-executive director of the Company, the principal positions with the Company held by such persons and the date such persons became a director or executive officer. The executive officers are elected annually by the Board of Directors. The directors serve one year terms or until their successors are elected.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Position Held and Tenure
Dato’ Kok, Seng Yeap	39	President, Chief Executive Officer, Chief Financial Officer, and Director
Avraham Bahry	XX	Director

Biographical Information

Dato’ Kok Seng Yeap - aged 39, is a Malaysian and is a Life Insurance Practitioner with the qualification obtained from the Malaysia Insurance Institute. Eddy has also completed the Legal Professional Will Writing Course with Rockwills Sdn Bhd, Malaysia. He is currently Managing Director of NobleCorp Asset Management Ltd. (“NobleCorp”) which is set up in May 2014 for venturing into the Asset Management Field. NobleCorp is holding approximately 18% of the issued capital of PMI Construction Group, a company traded on OTCQB market. Eddy is also a director of PMI Construction Group. Prior to founding NobleCorp, Eddy was the director and shareholder of several private and public companies in Malaysia, Singapore, Macau, Indonesia, Hong Kong and China, including Kingsburg Holdings Limited. Currently, Eddy is venturing into his own businesses, including asset management, risk management services, alternative insurance services, healthcare research and fruit plantation projects.

Avraham Bahry - Mr. Bahry has been a director of HOMI since December 2004 and its Chairman from December 2004 to 2011. Mr. Bahry served as the Company’s President, CEO and CFO from September 5, 2014 to November 25, 2014. He established Mul-T-Lock Ltd., an Israeli corporation, in 1973, which he grew into a multi-national holding company in the business of products and services for the protection of life and property. Mr. Bahry sold Mul-T-Lock Ltd. in 1999 and has worked as a consultant since then.

There are no family relationships between any of the current directors or officers of the Company.

NOMINEES TO BECOME COMPANY DIRECTORS

The following table sets forth the name and age of the persons expected to be appointed as directors of the Company as a result of the change of control which occurred pursuant to the stock purchase described herein between the Buyers and Sellers:

Name	Age	Position Held and Tenure
Dato' Seri Dr. Lai Kok Meng Deng Zhong Zhen	51 46	Vice-President and director Non-executive director

The directors named above will serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein regarding the appointment of new directors as a result of the change of control, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.  There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

Dato’ Seri Dr. Lai Kok Meng

Dato' Seri Dr. Lai Kok Meng, aged 51, is the Vice-President and Director of the Company. He holds a Doctorate degree in Philosophy Causa in Entrepreneurship from the Golden State University, USA. He is the founder and Managing Director of LV Worldwide (M) Sdn Bhd. Dato' Seri Dr. Lai has been specializing in manufacturing of high quality GMP standard healthcare, nutritional and beauty products since 1988. His personal business ventures also extended to the areas of packaging services, development, patents registration as well as biomass green technology business.

Mr. Deng Zhong Zhen

Mr. Deng Zhong Zhen, aged 46, is non-Executive Director of the Company. He has keen interest in Chinese medicine since young and became a Traditional Chinese physician after completion of degree in Natural therapy field. He has successfully established 25 healthcare centres throughout Guangzhou and Zhuhai China and has been certified as a Health Management physician and Healthcare therapist by China Health Association Training Center of Guangdong Province in 2012. On top of that, he is currently one of the directors and shareholders of Innovation Capital Management Sdn Bhd for venturing into biomass green technology business.

CORPORATE GOVERNANCE AND BOARD MATTERS

Organization of the Board and its Committees

The Company’s Board does not have any established committees because the Company does not currently have any material operations.  All such applicable functions are performed by the Board of Directors as a whole.

Audit Committee

The Company does not have an Audit Committee because the Company does not currently have any material operations.  Additionally, because the Company does not have an Audit Committee, it does not have an Audit Committee Charter.

Audit Committee Financial Expert

The Company does not currently have a financial expert serving on an Audit Committee as the Company does not currently have an Audit Committee.

Nominating Committee

The Company does not have a Nominating Committee because the Company does not currently have any material operations.

Compensation Committee

The Company does not have a Compensation Committee because the Company does not currently have any material operations and does not pay any compensation to its officers or directors.

Board and Committee Meetings; Attendance at 2014 Annual Meeting

During the fiscal year of 2014, the Board did not meet.  The Company did not hold an annual meeting in 2014.  We do not have a formal policy regarding attendance at duly called meetings of the Board.

Communications with the Board and its Committees

At the present time, we do not have an established procedure by which stockholders can send communications to the Board because the Company does not currently have any material operations. However, stockholders can send communications to the Board through the Company office. The Company’s office address and phone number are:

Brumby Centre, Lot 42, Jalan Muhibbah, 87000, Labuan F.T., Malaysia

Phone No. 852- 59331214

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership of Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission.  Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.  Based solely on its review of the copies of such forms received by it, the Company believes that, during the fiscal year ended December 31, 2013, all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were satisfied.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the end of the Company's December xx, 2014, certain information with respect to the common stock beneficially owned by (i) each director, nominee to the Board of Directors and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all directors and executive officers as a group:

Title and Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Director (Ordinary)	Dato’ Kok Seng Yeap Brumby Centre, Lot 42, Jalan Muhibbah, 87000, Labuan F.T., Malaysia	2,308,343	78.3%
Common	All directors and executive officers (persons)	2,308,343	78.3%

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director received any remuneration or compensation from the Company for the fiscal years ended December 31, 2013 and December 31, 2012. The Company currently has no stock option, retirement, pension, profit-sharing programs or similar plans for the benefit of its directors, officers or other employees.

The Company has no written employment agreements with any of its officers or directors.

The Company anticipates that it will pay compensation to its officers and directors in the future although no final determinations have been made as of the date hereof.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

Transactions with Promoters

There have been no transactions between the Company and promoters during the last fiscal year.

Director Independence

The OTC Market has instituted director independence guidelines that have been adopted by the Securities & Exchange Commission.  These guidelines provide that a director is deemed “independent” only if the board of directors affirmatively determines that the director has no relationship with the Company which, in the board’s opinion, would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities. Significant stock ownership will not, by itself, preclude a board finding of independence.

For OTC Market listed companies, the director independence rules list six types of disqualifying relationships that preclude an independence filing.  The Company’s board of directors may not find independent a director who:

1.

is an employee of the company or any parent or subsidiary of the company;

2.

accepts, or who has a family member who accepts, more than $60,000 per year in payments from the company or any parent or subsidiary of the company other than (a) payments from board or committee services; (b) payments arising solely from investments in the company’s securities; (c) compensation paid to a family member who is a non-executive employee of the company’ (d) benefits under a tax qualified retirement plan or non-discretionary compensation; or (e) loans to directors and executive officers permitted under Section 13(k) of the Exchange Act;

3.

is a family member of an individual who is employed as an executive officer by the company or any parent or subsidiary of the company;

4.

is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than (a) payments arising solely from investments in the company’s securities or (b) payments under non-discretionary charitable contribution matching programs;

5.

is employed, or who has a family member who is employed, as an executive officer of another company whose compensation committee includes any executive officer of the listed company; or

6.

is, or has a family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit.

Based upon the foregoing criteria, our Board of Directors has determined that Dato’ Kok Seng Yeap is not an independent director under these rules because he also serves as the Company’s Chief Executive Officer, Chief Financial and Officer.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate or security holder of the Company, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

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By Order of the Board of Directors,

/s/Kok Seng Yeap
Kok Seng Yeap Director

December 10, 2014